

Mail Stop 4628

June 14, 2017

William Pate
Chief Executive Officer
Par Pacific Holdings, Inc.
800 Gessner Road, Suite 875
Houston, Texas 77024

   Re: Par Pacific Holdings, Inc.
     Form 10-K for the Fiscal Year ended December 31, 2016
     Filed March 7, 2017
     File No. 001-36550

Dear Mr. Pate:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2016

Properties, page 35

Production Volumes, Unit Prices and Costs, page 36

1. Please disclose the information required by Item 1204(a) of Regulation S-K, including production volumes, by final product sold, for each named field and/or individual geological formation, e.g. the Mesaverde formation, that contains 15% or more of your total proved reserves at each fiscal year-end. In this regard, we note the disclosure provided on page 36 states "over 90% of Laramie Energy's total estimated proved reserves are located in the same geological formation, the Mesaverde Formation, which Laramie Energy considers to be a single field."

  Given your earlier review response to comment 7 in our letter dated May 30, 2014, indicating you would be providing such disclosure in filings made subsequent to our earlier review, also explain how you considered this and the other disclosure requirements referenced in this letter, in concluding that your disclosure controls and procedures were effective as of December 31, 2016, as indicated on page 67.

Proved Undeveloped Reserves, page 37

2. Please expand the disclosure relating to your proved undeveloped reserves to discuss the progress made and dollar amounts of capital expenditures incurred during the year to convert proved undeveloped reserves to proved developed reserves to comply with Item 1203(c) of Regulation S-K, also as you had agreed in your earlier review response to comment 5 in our letter dated May 30, 2014.

   For example, we note that you converted 1,125 MMcfe of proved undeveloped reserves to developed status during 2016, which is approximately 1.4% of the proved undeveloped reserves that you disclosed as of December 31, 2015. In comparison, you disclose 197,488 MMcfe in total proved undeveloped reserves to be converted to developed status over five years. Given that this rate of development, if sustained, would not be sufficient to develop your proved undeveloped reserves within five years of having initially booked the reserves, disclose the reasons for the limited progress made during 2016 to convert proved undeveloped reserves to proved developed reserves, and explain whether, and to what extent, and in what manner your plans relating to the conversion of your remaining proved undeveloped reserves have changed to ensure that your reserve estimates adhere to the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X.

3. Provide us with your development schedule, indicating for each future annual period, the number of gross wells to be drilled, and the net quantities of proved reserves and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2016 to developed status.

   Refer to the guidance associated with Question 131.04 in our Compliance and Disclosure Interpretations (C&DIs), and tell us the extent to which all of the proved undeveloped locations in your development schedule are part of an adopted development plan that has been reviewed and approved by Laramie Energy, LLC's ("Laramie') management, and approved by its Board, if such approval is required.

   Tell us the steps that you routinely take to review Laramie's development plan annually and to evaluate interim and annual changes in the schedule to determine whether the proved undeveloped reserves continue to comply with the reserve definitions. You may find the C&DIs on our website at the following address:

   http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

4. We note that as of December 31, 2016, approximately 5.4% of your share of Laramie Energy's proved undeveloped reserves (approximately 10,591 MMcfe) were scheduled for development more than five years after initial disclosure.

Please submit a schedule showing the net reserve quantities and the corresponding number of gross drilling locations, stratified based on the year of initial disclosure, relating to the 10,591 MMcfe of proved undeveloped reserves. Also specify the dates, as of December 31, 2016, on which these volumes were scheduled to be converted to proved developed reserves and advise us of any subsequent changes.

Refer to the guidance associated with Question 131.03 in our Compliance and Disclosure Interpretations (C&DIs), and tell us the specific circumstances that you believe justify a period longer than five years from the initial disclosure date to develop these reserves.

Drilling Activity, page 38

5. Please modify the disclosure relating to your drilling activity to distinguish between exploratory wells and development wells, also between productive wells and dry wells in each of these categories, for each of the last three fiscal years to comply with Item 1205 of Regulation S-K. Also ensure and clarify in your disclosure that all of these figures are expressed in terms of "net" wells completed each period, as required and based on the definition of a net well in Item 1208(c)(2) of Regulation S-K.

Financial Statements, page F-1

Consolidated Statements of Operations, page F-5

6. We note that you excluded depreciation and amortization from various line items on the statements of operations without indicating the excluded amounts attributable to each cost or expense category. If you rely upon the accommodation in SAB Topic 11.B, you should report either on separate lines or parenthetically the amounts of depreciation and amortization that are attributable to each line from which these have been excluded.

Note 2 - Summary of Significant Accounting Policies, page F-9

Accounting Principles Not Yet Adopted, page F-14

7. You state that you have not finalized any estimates of the potential impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements. Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed.

In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. You may contact me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources

cc: James Matthew Vaughn
        Senior Vice President and General Counsel